NEWS RELEASE December 12, 2006

TRENCHING AT PONDEROSA, B.C. RETURNS 6.6 METERS OF 2.83 GRAMS PER TONNE GOLD

Almaden Minerals Ltd. (“Almaden”; AMM:TSX, AAU-AMEX) is pleased to announce it has received additional exploration results from its 100% owned Ponderosa property located 25 kilometers southwest of Merritt, B.C.  The 6,950 hectare Ponderosa property is underlain by a Cretaceous andesitic volcanic assemblage which hosts several important epithermal gold-silver vein prospects discovered by Almaden since 2001, within the recently named Spences Bridge Gold Belt.

In September 2006 two hand trenches (Trenches 06-2 and 06-3) were dug across the strike of a vein previously discovered and trenched in one place by Almaden (see Almaden news release, of August 9, 2006). The two new trenches were located at 57 metres and 77 metres respectively to the north-northwest of the first trench. TRENCH 06-2 exposed a mineralised section averaging 1.50 g/t gold over 10.0m, including 3.37 g/t gold over 3.0m; TRENCH 06-3 has reported 2.83 g/t gold averaged over 6.6m, which includes a section of  5.26 g/t gold over 2.6m across  a massive, sheared quartz vein. Individual samples (generally of 1.0m length) have returned gold assays ranging from 0.11 g/t to 6.57 g/t and silver assays of <2.0 g/t to 30.0 g/t.  Alteration and mineralisation are open to the East and West in both of these trenches, with end samples reporting gold values of between 0.11 g/t and 1.06 g/t.

Almaden acquired the Ponderosa claims by staking in late 2005. On August 9, 2006 Almaden released the results from the first hand trench on the project. Channel sampling in this trench returned gold assays averaging 2.22 g/t over a horizontal width of 11.7 metres which includes 2.43 g/t over 10.5 metres and a section of 3.16 g/t over 4.0 metres. Individual samples, mostly of 1.0m length, reported gold grades ranging from 0.67 g/t to 4.91 g/t and silver grades of between 5.0 and 12.0 g/t. The East and West boundaries of the mineralized section in TRENCH 06-1 remain to be determined under steeply dipping overburden cover.

Other fieldwork on the Ponderosa project conducted during 2006 included detailed grid geochemical soil sampling over a 3-sq.km. area (1,095 samples), further prospecting and reconnaissance rock sampling (40 samples), geological mapping over a portion of the Axel Ridge  zone, and some roadcut soil sampling (75 samples) in the southeast sector of the property.  The soil geochemistry survey outlined a gold anomaly, defined by Au-in-soil values of ≥5 ppb to 344 ppb, measuring 2000 metres long by an average width of 250 metres which envelopes the area that was trenched. The 40 rock grab samples, collected over a 1,750-metre long segment of the overall soil geochemical anomaly, have returned gold analyses averaging 1.04 g/t with a high of 12.2 g/t.

Almaden is very encouraged by these results which have outlined a previously unknown mineralised vein system in south western British Columbia. Duane Poliquin, President and CEO of the company commented, “The Ponderosa project is representative of the exciting new opportunities that can result from Almaden’s grassroots prospecting efforts. We look forward to bringing the project forward in the 2007 field season.”

The technical information reported in this news release was reviewed by Morgan J. Poliquin, P.Eng. a qualified person under the meaning of National Instrument 43-101 and a director of the Company. All samples collected to date have been analysed and/or assayed at ACME Analytical Laboratories in Vancouver, BC, by conventional ICP-MS and fire geochemical or fire assay techniques.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

____________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.